Exhibit 99.1

PainReform Launches Strategic AI Pilot with Econergy Using Its Proprietary DeepSolar™
Platform to Optimize One of Romania’s Largest Solar Projects

Tel Aviv – May 7, 2025 — PainReform Ltd. (Nasdaq: PRFX) PainReform Ltd. (Nasdaq: PRFX), today announced the launch of a strategic pilot program with Econergy Renewable Energy Ltd., a leading European independent power producer (IPP). The project will utilize PainReform’s proprietary DeepSolar™ platform, an AI-powered optimization solution designed to enhance operational efficiency and energy yield at utility-scale solar facilities. The pilot will be conducted at Econergy’s 92-megawatt (MW) photovoltaic plant in Parau, Romania—one of the country’s largest operational solar projects.

This initiative marks the first phase of a broader collaboration between PainReform and Econergy, designed to demonstrate how DeepSolar™ can deliver tangible performance enhancements for large-scale renewable energy assets. During the pilot, the platform will analyze both real-time and historical data to identify inefficiencies, provide actionable insights, and help increase energy production while reducing operational costs.

Following the successful completion of the pilot, the parties expect to expand DeepSolar’s footprint across Econergy’s portfolio, applying the software to additional solar plants and unlocking performance and efficiency benefits across the entire fleet. For DeepSolar, the full utilization of the Econergy operation may reach 1 Gigawatt.

“We’re proud to partner with Econergy, a company that shares our vision for innovation and sustainability,” said Dr. Ehud Geller, Chief Executive Officer of PainReform. “This pilot marks a key milestone in applying our DeepSolar™ platform to real-world utility-scale environments and reflects our commitment to using advanced technologies to create measurable improvements in clean energy operations.”

Headquartered in Israel, Econergy has built a strong presence across Europe, focusing on the development, construction, and operation of solar, wind, and energy storage systems. With approximately 1 gigawatt of photovoltaic capacity either operational or under construction, Econergy is at the forefront of delivering scalable, sustainable energy solutions across the continent.

The Parau plant, a cornerstone of Econergy’s Romanian portfolio, was chosen for the pilot due to its size, complexity, and strategic importance. Throughout the pilot period, DeepSolar™ will ingest vast volumes of site data to identify underperformance, recommend optimization strategies, and unlock additional energy yield.

If successful, the pilot is expected to pave the way for wider deployment of PainReform’s DeepSolar™ platform across Econergy’s European project portfolio. Additionally, the experience gained from this engagement is expected to support PainReform’s efforts to expand DeepSolar™ adoption across broader European and U.S. photovoltaic markets.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the intended benefits to PainReform of the strategic pilot program with Econergy Renewable Energy Ltd., the market opportunity and potential for further collaboration with Econergy. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com